Via Facsimile and U.S. Mail
Mail Stop 6010

September 26, 2007

Mr. Zhi Dong Wang
Chief Financial Officer
GFR Pharmaceuticals, Inc.
99 Yan Xiang Road, Biosep Building
Xi An, Shaan Xi Province, P.R. China 710054

> **Re:** **GFR Pharmaceuticals, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed April 13, 2007**
> **File No. 000-27959**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Notes to Consolidated Financial Statements
6. Property, Plant and Equipment, Net, page 21

1.   You disclose on page 16 states that your construction-in-progress relates to "leasehold improvements at a medical center." Please tell us which medical center houses these leasehold improvements that you capitalize as construction-in-progress. Additionally, on page 24, you disclose that you do not maintain any formal rent agreements. As the absence of formal rental lease agreements precludes you from defining a lease term, and, therefore, an amortization period

for your leasehold improvements, please tell us how your related capitalization policy complies with EITF No. 05-06, *Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination*.

17. Commitment and Contingencies, page 24
(b) Operating lease commitment, page 24

2.   You disclose that your major stockholder provides office space for you and that you do not incur related rent expense. Please tell us how you are complying with SAB Topic 1.B.1. Additionally, please tell us why your Item 2 "Description of Property" disclosure on page 5 currently implies that you own your main office and four medical facilities.

* * * *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your response that keys your response to our comments. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Bruckner, Senior Staff Accountant, at (202) 551-3657 Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant